SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.                   Summary of the Resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017 that was adjourned until June 6, 2017.

2.                   Composition of the Board of Directors, the Supervisory Committee and members of the Audit Committee.

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved in the second part by the General Ordinary and Extraordinary

Shareholders’ Meeting held on May 23, 2017 adjourned until June 6, 2017

The following resolutions were adopted upon reviewing 2nd and 3rd items included in this state of deliberations:

2º) Appointment of two regular Directors and two alternate Directors to complete the mandate of the resigning Directors.

The Shareholders’ Meeting designated Mr. Eduardo Javier Villegas Contte and Saturnino Jorge Funes as Regular Directors, and Mrs. Delfina Aira and Mr. Javier Errecondo as Alternate Directors.

Mr. Eduardo Villegas Contte qualifies as ‘Independent’ according to the Rules of the Comisión Nacional de Valores ( “CNV”) and the rules of the SEC of the United States of America.

Mr. Saturnino Jorge Funes and Mr. Javier Errecondo and Mrs. Delfina Aira, qualify as non-independent.

Mrs. Aira and Mr. Errecondo will perform as alternate indistinctly to Mr. Mariano Ibáñez, Mr. Carlos Alejandro Harrison, Mr. Martín H. D´Ambrosio; Mr. Pedro Chomnalez, Mr. Alejandro Macfarlane, Mr. Baruki González, Mr. Eduardo Villegas Contte and Mr. Saturnino Funes indistinctly.

3°) Election of one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the mandate of the resigning members of the Supervisory Committee.

The following were elected:

Mrs. Maria Ximena Digón as regular member and Mrs. Ximena Noguerol as alternate member of the Supervisory Committee. Both are lawyers and qualify as ‘Independent’ according to the standard established by the Rules of the CNV.

Mrs. Ximena Noguerol will perform as alternate of Mr. Buey Fernández, Mr. Cassani, Mr. Rangugni and Mrs. María Ximena Digón, indistinctly.

It was also stated that none of the elected members of the Supervisory Committee, the law firm that they are members of or other members of such law firm have been Independent Auditors of the Company nor will be nominated for such purpose.

All resolutions were adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Mr. Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange.

/s/ Mariano M. Ibáñez

Mariano M. Ibáñez

Chairman

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND MEMBERS OF THE AUDIT COMMITTEE

JUNE 6, 2017

I)              As resolved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016 and by the Board of Directors on its meeting celebrated the same day, and by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, and by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017 which second part was held today, the composition of the Board of Directors of Telecom Argentina is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Mariano Marcelo Ibañez. Vice-Chairman: Mr. Carlos Alejandro Harrison. Directors: Mr. Baruki Luis Alberto González; Mr. Martín Héctor D´Ambrosio; Mr. Pedro Chomnalez; Mr. Alejandro Macfarlane; Mr. Eduardo Javier Villegas Contte; Mr. Saturnino Jorge Funes; Mr. Pedro Costoya; Mr. Alejo Maxit and Mr. Darío Leandro Genua. Alternate Directors: Mr. José Carlos Cura; Mr. Gabriel Hugo Fissore; Mr. José Luis Galimberti; Mr. Ignacio Villarroel; Mrs Delfina Aira; Mr. Javier Errecondo; Mr. Santiago Ibarzábal Murphy, Mr. Pablo Jorge Pereyra Iraola and Mr. Ignacio Gustavo Alvarez Pizzo.

The members of the Board of Directors will hold office until the date of the Shareholders' Meeting which will consider the documentation for Fiscal Year 2018.

II)        As resolved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, and by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017 which second part was held today, the composition of the Supervisory Committee is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Ernesto Juan Cassani, Mr. Diego Emilio Rangugni, Mrs. María Ximena Digón and Mr. Gabriel Andrés Carretero. Alternate Members: Mr. Javier Alegría, Mr. Pablo Cinque, Mr. Juan Facundo Genis, Mrs. Ximena Noguerol and Mr. Raúl Alberto Garré.

The members of the Supervisory Committee will hold office until the date of the Shareholders' Meeting which will consider the documentation for Fiscal Year 2017.

III)        As resolved in the Board of Directors’ Meeting No. 353 of the Company, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE: Mr. Eduardo J. Villegas Contte (“financial expert” of the Audit Committee); Mr. Pedro Chomnalez and Mr. Martín Héctor D´Ambrosio.

Yours sincerely,

/s/ Mariano M. Ibáñez

Mariano M. Ibáñez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	June 6, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations